
05048887

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



FORM 11-K

(X) **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2004

**OR**

( ) **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from ________ to ________

**Commission File Number** 1-14637

A. Full title of the plan and the address of the plan, if different from that of the issuer name below:

**BANTA HOURLY 401(k) PLAN**

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Banta Corporation
225 Main Street
P.O. Box 8003
Menasha, Wisconsin 54952

Page number of Exhibit Index (17)


PROCESSED
JUL 0 1 2005
THOMSON
FINANCIAL





## REQUIRED INFORMATION

The following financial statements and schedules of the Banta Corporation 401(k) Plan, prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended, are filed herewith.

Financial Statements and Supplemental Schedule

# Banta Hourly 401(k) Plan

*December 31, 2004 and 2003 and year ended December 31, 2004*
*with Report of Independent Registered Public Accounting Firm*

Banta Hourly 401(k) Plan

Financial Statements and Supplemental Schedule

December 31, 2004 and 2003 and year ended December 31, 2004

## Contents

Report of Independent Registered Public Accounting Firm....1
Report of Independent Registered Public Accounting Firm....2

Financial Statements

Statements of Assets Available for Benefits....3
Statement of Changes in Assets Available for Benefits....4
Notes to Financial Statements....5

Supplemental Schedule

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)....11



INDEPENDENT AUDITORS' REPORT

To the Plan Administrator
Banta Corporation Hourly 401(k) Plan
Menasha, Wisconsin

We have audited the accompanying statement of net assets available for benefits of Banta Corporation Hourly 401(k) Plan as of December 31, 2004 and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. The financial statements of Banta Corporation Hourly 401(k) Plan as of December 31, 2003 were audited by other auditors whose report dated June 11, 2004, expressed an unqualified opinion on those statements. These financial statements are the responsibility of the plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the plan as of December 31, 2004 and the changes in net assets available for benefits for the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information of Banta Corporation Hourly 401(k) Plan, as listed in the table of contents, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Virchow, Krause & Company, LLP

Appleton, Wisconsin
June 8, 2005



**Virchow, Krause & Company, LLP**
Certified Public Accountants & Consultants • An Independent Member of Baker Tilly International

Report of Independent Registered Public Accounting Firm

Plan Administrator
Banta Hourly 401(k) Plan

We have audited the accompanying statement of assets available for benefits of the Banta Hourly 401(k) Plan as of December 31, 2003. This financial statement is the responsibility of the Plan's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2003, in conformity with U.S. generally accepted accounting principles.



June 11, 2004

# Banta Hourly 401(k) Plan

## Statements of Assets Available for Benefits

| | December 31 | |
|---|---|---|
| | **2004** | **2003** |
| **Assets** | | |
| Investments: | | |
| Mutual funds | **$12,391,761** | $10,361,835 |
| Common trust funds | **7,152,770** | 6,958,496 |
| Common stock | **612,163** | 433,631 |
| Loans to participants | **574,459** | 600,231 |
| Total investments | **20,731,153** | 18,354,193 |
| | | |
| Receivables: | | |
| Participant contributions | **53,437** | 25,866 |
| Employer contributions | **5,798** | 2,731 |
| Total receivables | **59,235** | 28,597 |
| Assets available for benefits | **$20,790,388** | $18,382,790 |

*See notes to financial statements.*

# Banta Hourly 401(k) Plan

## Statement of Changes in Assets Available for Benefits

Year ended December 31, 2004

| | |
|---|---|
| **Additions** | |
| Investment income: | |
| Net realized and unrealized appreciation in fair value of investments | $ 1,567,199 |
| Interest and dividends | 532,277 |
| Total investment income | 2,099,476 |
| | |
| Contributions: | |
| Participants | 1,636,641 |
| Employer | 157,652 |
| Rollover from other qualified plans | 54,920 |
| Total contributions | 1,849,213 |
| Total additions | 3,948,689 |
| | |
| **Deductions** | |
| Benefit and withdrawal payments | (1,529,785) |
| Administrative fees | (3,661) |
| Total deductions | (1,533,446) |
| | |
| Transfers of assets to Banta Corporation Incentive Savings Plan, net | (7,645) |
| Net increase | 2,407,598 |
| Assets available for benefits at beginning of year | 18,382,790 |
| Assets available for benefits at end of year | $20,790,388 |

*See notes to financial statements.*

## 1. Description of Plan

The following description of the Banta Hourly 401(k) Plan (Plan) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

### General

On April 1, 1996, Banta Corporation established the Plan as a defined-contribution plan covering certain union employees of Banta Corporation and subsidiaries (the Company). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The purpose of the Plan is to give eligible employees an opportunity to accumulate savings on a tax-advantaged basis pursuant to Section 401(k) of the Internal Revenue Code (Code). Employees are eligible to participate in the Plan after completion of one month of service.

### Participant Accounts

Separate accounts are maintained for each participant in the Plan. These accounts reflect the contributions made by each participant, contributions made by the Company, and earnings accumulated on the participant's account balance. Benefits are paid out of amounts accumulated in each participant's account.

### Investments

All participant and Company contributions are invested in funds selected by each participant. A participant may allocate his or her fund balance and contributions in increments of 1% among the various investment funds offered by the Plan, except that no more than 50% of a participant's balance may be allocated to the Banta Corporation Stock Fund (the Fund).

### Vesting

All participant and Company contributions to the Plan, including the earnings attributable to them, are fully vested at the time they are made to the Plan.

## 1. Description of Plan (continued)

### Benefits

Distribution of a participant's account will be made in a lump sum as soon as practicable upon termination. If a participant's balance is greater than $5,000 at the termination date, the participant may defer distribution.

### Withdrawals

Participants may withdraw a portion of their account balance if they can prove financial hardship pursuant to the Code. Withdrawals are limited to one per year.

### Loans

Participants may obtain a loan using their balance in the Plan as collateral. The maximum loan is 50% of the participant's account balance valued as of the last valuation date. The loans cannot be less than $1,000 or more than $50,000. Participants repay the loans through payroll deductions and all interest paid is credited to their participant account. All loans shall bear interest at a rate of prime plus 2%. The term of the loan may not exceed five years, unless the funds are to be used to purchase a primary residence, in which case the term may not exceed ten years. The interest rates on participant loans at December 31, 2004, ranged from 6% to 12%.

### Rollovers

Participants may rollover, into the Plan, benefits arising out of participation in a tax-qualified employee pension benefit plan of a former employer, which qualifies under Code Section 401 or 403, if such benefits are eligible for rollover treatment under Code Section 402 or 408.

### Termination of the Plan

Although it has not expressed any intent to do so, the Company may amend or terminate the Plan upon written notice. Upon termination, the trust funds shall be valued and distributed. Each participant shall receive a distribution based on the participant's account balance.

## 2. Summary of Significant Accounting Policies

### Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting.

### Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

### Income Recognition

Interest and dividend income is recorded as earned on the accrual basis.

### Investment Valuation

The trustee of the Plan, Fidelity Management Trust Company, holds the Plan's investments and executes transactions therein.

The Plan's investments are stated at fair value. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year. The shares of mutual funds are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year-end. The fair value of the participation units in the common trust funds is based on quoted redemption values. The participant loans are valued at their outstanding balances, which approximate fair value.

The Fund, which is tracked on a unitized basis, consists of Banta Corporation common stock and funds held in the Fidelity Institutional Cash Portfolio money-market fund sufficient to meet the Fund's daily cash needs. Unitizing the Fund allows for daily trades. The value of a unit reflects the combined market value of Banta Corporation common stock and the cash investments held by the Fund. At December 31, 2004, 38,023 units were outstanding with a value of $16.10 per unit (30,155 units were outstanding with a value of $14.38 per unit at December 31, 2003).

**3. Investments**

The following presents investments that represent 5% or more of the Plan's assets available for benefits at December 31:

| | 2004 | 2003 |
|---|---|---|
| Fidelity Equity Income Fund | **$5,798,290** | $5,346,466 |
| Fidelity US Equity Index Commingled Pool | **3,754,208** | 3,462,230 |
| Fidelity Managed Income Portfolio II | **3,398,562** | 3,496,266 |
| Fidelity Contrafund | **2,305,435** | 2,013,984 |
| MAS Midcap Growth Portfolio – Advisor Class | **1,293,929** | 979,269 |
| Fidelity Low Priced Stock Fund | **1,144,699** | * |

*Below 5% threshold.

During the year ended December 31, 2004, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

| | |
|---|---|
| Mutual funds | $1,143,250 |
| Common trust funds | 367,051 |
| Common stock | 56,898 |
| | $1,567,199 |

**4. Funding Policy**

Eligible employees are able to make pretax contributions to the Plan between 1% and 50% of the participant's compensation, as defined in the Plan document. Employee contributions (as defined by the Tax Reform Act of 1986) allocated to a participant's account are limited to $13,000 in 2004 and $12,000 in 2003. The Company provides a matching contribution equal to 0% to 25% of each participant's contribution up to a maximum of 6% of the participant's compensation.

Allocations of earnings are made daily to the participant's account on a pro rata basis.

Cash amounts from other qualified plans may be transferred to this Plan if certain conditions are met as set forth in the Plan document.

## 5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated May 15, 2002, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.

## 6. Related Party Transactions

Expenses of the Plan are paid by the Company with the exception of investment fees, which are netted against investment income.

At December 31, 2004 and 2003, there were 13,074 and 10,272 shares, respectively, of the Company's common stock held for investment in the Fund.

The above transactions are not considered prohibited transactions by statutory exemptions under the ERISA regulations.

## 7. Transfers of Assets

Net transfers of assets from the Plan to the Banta Corporation Incentive Savings Plan were $7,645 during 2004. The Banta Corporation Incentive Savings Plan is a defined-contribution plan covering selected nonunion and regularly scheduled part-time employees of the Company. It is regulated by the Department of Labor's Rules and Regulations for Reporting and Disclosures under ERISA.

## 8. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of assets available for benefits.

# Supplemental Schedule

EIN 39-0148550
Plan No. 013

# Banta Hourly 401(k) Plan

## Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2004

| | **Current Value** |
|---|---|
| Fidelity Management Trust Company: | |
| Fidelity Equity Income Fund* | $ 5,798,290 |
| Fidelity US Equity Index Commingled Pool* | 3,754,208 |
| Fidelity Managed Income Portfolio II* | 3,398,562 |
| Fidelity Contrafund* | 2,305,435 |
| MAS Midcap Growth Portfolio – Advisor Class | 1,293,929 |
| Fidelity Low Priced Stock Fund* | 1,144,699 |
| Banta Corporation Stock Fund* | 612,163 |
| Fidelity Diversified International Fund* | 509,557 |
| Hotchkis and Wiley Mid-Cap Value Fund Class I | 314,357 |
| Fidelity Freedom 2010 Fund* | 209,830 |
| Fidelity Freedom 2020 Fund* | 143,244 |
| Fidelity Freedom 2030 Fund* | 140,705 |
| Templeton World Fund – Class A | 122,990 |
| Fidelity Small Cap Stock Fund* | 114,804 |
| PIMCO Total Return Fund | 113,064 |
| Fidelity Freedom 2000 Fund* | 48,470 |
| Fidelity Freedom Income Fund* | 45,976 |
| Fidelity Freedom 2040 Fund* | 38,823 |
| Fidelity Freedom 2005 Fund* | 35,068 |
| Fidelity Freedom 2015 Fund* | 12,309 |
| Fidelity Freedom 2025 Fund* | 211 |
| Participant loans (interest rates ranging from 6% to 12%)* | 574,459 |
| | $20,731,153 |

**Represents a party in interest.*

## SIGNATURES

**The Plan.** Pursuant to the requirements of the Securities Exchange Act of 1934, the Banta Hourly 401(k) Plan Administrative Committee, which administers the Plan, has duly caused this Annual Report to be signed on behalf by the undersigned, thereunto duly authorized, in the City of Menasha, and State of Wisconsin, on this 27th day of June 2005.

**BANTA HOURLY 401(k) PLAN**



Frank W. Rudolph
Chairman, Banta Corporation Hourly 401(k) Plan
Administrative Committee

EXHIBIT INDEX

BANTA HOURLY 401(k) PLAN

FORM 11-K

| Exhibit No. | Exhibit | Page Number In Sequentially Numbered Form 11-K |
| --- | --- | --- |
| 23.1 | Consent of Virchow, Krause & Company, LLP, Independent Registered Public Accounting Firm | 18 |
| 23.2 | Consent of Ernst and Young LLP, Independent Registered Public Accounting Firm | 19 |



**Virchow Krause & company**

**EXHIBIT 23.1**

CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

As independent public accountants, we hereby consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-01289) of our report dated May 26, 2005, included in the Banta Corporation Hourly 401(k) Plan Form 11-K for the year ended December 31, 2004 and to all references to our firm included in this Registration Statement.

Virchow, Krause & Company, LLP

VIRCHOW, KRAUSE & COMPANY, LLP

Appleton, Wisconsin
June 27, 2005

**EXHIBIT 23.2**

## Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-01289) pertaining to the Banta Hourly 401(k) Plan, of our report dated June 11, 2004, with respect to the financial statement of Banta Hourly 401(k) Plan at December 31, 2003, included in this Annual Report (Form 11-K) for the year ended December 31, 2004.

Ernst & Young LLP

Milwaukee, Wisconsin
June 23, 2005